[HANMI FINANCIAL CORPORATION LETTERHEAD]

January 4, 2023

Lory Empie
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

Re:       Hanmi Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 000-30421

Dear Mr. Empie:

On behalf of Hanmi Financial Corporation (the “Company”) set forth below is the comment from the Staff’s letter dated December 22, 2022, as well as the Company’s response to that comment.

Form 10-K For the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 29

1.
We note that you do not include disclosure of any critical accounting estimate(s). Provide this disclosure in future filings. Your disclosures should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Ensure that the disclosure of your critical accounting estimate(s) is not a repetition of your significant accounting policies. Refer to Item 303(b)(3) of Regulation S-K.

The Company has reviewed Item 303(b)(3) of Regulation S-K and the final copy of the adopting release entitled “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information” from which the rule was established.  The Company has researched sample disclosure from comparable companies and engaged in initial discussions regarding the required additional disclosure with internal financial reporting and accounting personnel, outside legal counsel and its independent registered public accountants.  As a result of such research and discussions, the Company can confirm that it will include the required disclosure in future periodic reports.

*   *   *   *   *

We believe the foregoing is responsive to the staff’s comments.  Should you have any questions, please do not hesitate to contact the undersigned at (213) 427-5636.

Very truly yours,

/s/ Romolo Santarosa
Romolo Santarosa
Senior Executive Vice President and CFO